

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

September 21, 2015

**VIA E-mail**
Mr. Gary T. Krenek
Senior Vice President and Chief Financial Officer
Diamond Offshore Drilling, Inc.
15415 Katy Freeway
Houston, Texas 77094

  Re: **Diamond Offshore Drilling, Inc.**
    **Form 10-K for the Fiscal Year Ended December 31, 2014**
    **Filed February 23, 2015**
    **File No. 001-13926**

Dear Mr. Krenek:

  We have completed our review of your filing.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Ethan Horowitz

        Ethan Horowitz
        Branch Chief
        Office of Natural Resources